                                                                    Exhibit-4.22

Commercial Banking - GP 2, Division A
(CARM 050728)

PRIVATE AND CONFIDENTIAL

Nam Tai Electronic & Electrical Products Ltd
15/F China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong                                                       9 September 2005

Attn: Mr. Joseph Hsu

Dear Sir

BANKING FACILITIES
A/C NO. 502-495575

With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following revised limits which will be made available on the specific terms and conditions outlined herein and subject to the satisfactory completion of the security detailed below. These facilities are subject to review at any time and, in any event by 31 May 2006, and also subject to our overriding right of suspension, withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

                                                                     New        Previously
                                                                ------------   ------------
Corporate Card                                                  HKD700,000.-   HKD700,000.-
Corporate Cards approved by us and issued to your executives.

The terms and conditions governing the Corporate Card Facility are detailed in our HSBC Corporate Card Programme - Employer's Participation Agreement duly signed by you.

Revolving Loan   USD30,000,000.-   USD16,000,000.-

Interest on the loan will continue to be charged at 0.55% (previously at 0.7%) per annum over 1, 2, 3 or 6 months HIBOR (Hong Kong Interbank Offered Rate) or SIBOR (Singapore Interbank Offered Rate) payable at the end of each interest period to the debit of your current account.

Minimum Tranche: USD1,000,000.- or its equivalent drawing.

General conditions for the utilisation of the HIBOR/SIBOR facilities:-

a) 24 hours / 2 working days advance notice of drawdown / rollover is to be given to us.

b) Each drawdown / rollover to be for periods (Interest period) of 1, 2, 3 or 6 months. (Drawdown/rollover for 6 months are subject to the availability of matching funds in the market).


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THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
HSBC Main Building, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2351 4230
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong
Web: www.hsbc.com.hk

Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No. 263876


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Nam Tai Electronic & Electrical Products Ltd                    9 September 2005

c) With our prior approval, (which will not be withheld, provided we are satisfied that the funds utilised are generated from your internal resources, out of cash flow rather than from external re-financing) during an interest period the total amount of a drawing may, with 48 hours advance notice to us, be repaid subject to the usual charges (i.e. the differential between the return we would have received had the loan run to maturity and the return we are able to obtain by the placing of the funds repaid for the remainder of the period in the market).

d) We reserve the right to renegotiate interest spreads should any event occur which changes the basis on which interest margins are presently calculated.

Please note that our Loans Section is responsible for the administration of HIBOR/SIBOR Loan facility. For rate quotations and other day to day administrative matters, please contact Mr Viky Chen at 2288 2534.

                                                    New        Previously
                                              --------------   ----------
Foreign Exchange Line                         USD2,000,000.-       NIL
Total Forward Contract Limit up to 6 months

Unless by prior arrangement, contracts entered into under this facility are not to exceed six months in duration.

Terms and Conditions

Contracts may only be entered into to cover trade related exchange exposure incurred in the normal course of business.

Foreign Exchange facilities remain subject to our overriding right to call for cash cover on demand if in the Bank's view a negative foreign exchange position requires such cover. Further, the Bank may, after having discussed the position with yourselves, close out any or all of your outstanding forward foreign exchange contracts and demand settlement of the balance due.

Foreign exchange contracts continue to be governed in addition to the terms of this letter and the ISDA referred to below by the conditions appearing on the reverse of the standard contract form. These contract forms should be checked upon receipt and the copy signed and returned to the Bank.

In respect of any foreign exchange contract, you will be required to (and you hereby undertake to) deliver the full amount specified in such contract on the delivery date. We shall not be obliged to deliver any amount due from us on the said delivery date in respect of such contract or at any other time unless and until we have received the full amount specified in such contract from you and may at our option set-off any undelivered balance for your account in respect of such contract at the rate applicable at the time of set-off.

Tax Gross Up (Withholding tax to be borne by you, if any)

Payments by Nam Tai Electronic & Electrical Products Ltd (thereafter called "the Borrower") shall be made to the Bank without any set-off, counter-claim, withholding or condition of any kind except that if the Borrower is compelled by law to make such withholding, the sum payable by the Borrower shall be increased so that the amount actually received by the Bank is amount it would have received if there had been no withholding.

Default Interest

Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's Tariff which is accessible at http://www.hsbc.com.hk/hk/commercial/tool/pdf/c_tariff.pdf. The Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.


                                                                     Page 2 of 3

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Nam Tai Electronic & Electrical Products Ltd                    9 September 2005

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

SECURITY

As replacement security, we require to hold a Corporate Guarantee for USD30,300,000.- to be given by Nam Tai Electronics (Shenzhen) Co Ltd, covering facilities to Nam Tai Electronic & Electrical Products Ltd. The above-mentioned Corporate Guarantee needs to be registered with and approved by the State Administration of Foreign Exchange ("SAFE") of PRC Government in replacement of existing guarantee dated 15 September 2004 for USD16,100,000.- which will be cancelled in due course and returned to you six months after the execution of the new one.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

This facility letter shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region ("Hong Kong"). The parties hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong.

Please arrange for the AUTHORISED SIGNATORIES OF YOUR COMPANY, in accordance with the terms of the mandate given to the bank, to sign and return to us the duplicate copy of this letter to signify your confirmation as to the correctness of the security held, and your continued understanding and acceptance of the terms and conditions under which these revised facilities are granted.

Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

Section 83 of the Banking Ordinance

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this facility letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this facility letter, that you immediately advise us in writing.

These revised facilities will remain open for acceptance until the close of business on 29 September 2005 and if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance.

Yours faithfully


Peter Choi
Senior Vice President

Encl.

/ml


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